Filed by TPG Pace Holdings Corp.

pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: TPG Pace Holdings Corp.

Commission File No.: 001-38136

Date: June 13, 2019

TPG Pace Holdings – Transaction Announcement

June 13, 2019

Call Participants:

Karl Peterson

TPG Pace Holdings Corp. (“TPG Pace”), President & CEO

Andy Rubenstein

Accel Entertainment, Inc. (“Accel”), Founder & CEO

Reza Akhavi

Deutsche Bank, Managing Director

Presentation:

Reza Akhavi:

Hello, this is Reza Akhavi with the Gaming Investment Banking Team at Deutsche Bank Securities.

Before we begin, I’d like to remind you that our remarks contain forward-looking statements and we refer you to slide two of the presentation and to our press release for a detailed discussion of these forward-looking statements and the associated risks. There is a presentation that is filed with the SEC that will accompany today’s discussion.

TPG Pace and Accel Entertainment will not be fielding questions at this time. With that, I’d like to introduce today’s speakers: Andy Rubenstein, Co-Founder and CEO of Accel, and Karl Peterson, President and CEO of TPG Pace Holdings.

Karl Peterson:

Thank you, Reza. Good morning, this is Karl Peterson, President and CEO of TPG Pace Holdings. We appreciate everyone dialing in for this call and hearing about this compelling opportunity. Earlier today, we issued a press release announcing that we have signed a definitive agreement to combine TPG Pace with Accel, a leading gaming-as-a-service provider.

We could not be more thrilled with this combination, and I’d like to spend some time walking you through why we are so excited and why we believe this combination makes so much sense.

First, as you likely know, our third vehicle, TPG Pace, has been trading on the New York Stock Exchange (NYSE) under the “TPGH” symbol since our IPO in June of 2017 when we raised approximately $450 million dollars. In the time since, we have been actively looking to identify an attractive company that’s ready to enter the public market, and specifically one with best-in-class operations, a proven entrepreneurial management team, and a fast-growth business model where we felt TPG Pace could help by providing unique insights and assistance as well as an infusion of capital. And we think Accel is the perfect fit for that mandate.

One of the highlights of my job is the opportunity to work with world-class executives and entrepreneurs and I’m really excited to work with Andy because he is going to be a great business partner. Andy and his team at Accel have built a really outstanding business with demonstrated competitive advantages. Andy and his brother Gordon founded Accel after recognizing the favorable legislative reform in Illinois and the attractive unit economics of the video gaming business. I really think about this as taking the cash cow out of a regional casino and placing it in a much more convenient establishment closer to the customer.

When centered around a best-in-class operational culture that delivers meaningful results for small businesses, we believe Accel is poised for significant growth as it takes its business to the next chapter and onboards its significant backlog of already contracted new locations. The Accel business has long-term contracts with its local partners providing predictable maturation curves, strong expected EBITDA growth, and compelling free cash flow; and as we have seen before, low-limit slot machines are resilient, even in difficult economic climates.

We’re confident that the combination with TPG Pace is the next natural step in the evolution of this great company and can help accelerate a new chapter of inorganic growth in new states as a public entity with an acquisition currency. As you know, we view the TPG Pace platform as a unique way to bring our history of business building, partnership, and investment leadership to generate differentiated value for our shareholders. Our flexible capital and long-term thematic approach have enabled us to realize important success so far.

Additionally, some of you may know, I served for many years as a director of Caesars Acquisition Corporation (NASDAQ:CACQ) and saw firsthand how the entrepreneurial Caesars Interactive team was able to create substantial shareholder value in digital and social gaming with the significant appreciation of the Playtika acquisition that it made in 2011. We think many of those lessons learned and insights can be applied here.

Accel is the third acquisition that the TPG Pace platform has pursued since we launched in 2015 – we started with Playa (NASDAQ:PLYA) and we had last summer’s successful execution with Magnolia (NYSE:MGY). We look forward to continuing to rely on our deep relationships with management teams around the country and on our investors’ support to continue the success of this model.

I will go through the transaction specifics and the expected timeline at the end of the call, but our agreement creates an initial market cap of approximately $888 million dollars which we think is an attractive entry price, roughly 8.6x EBITDA. And the right number to focus on is the 2020 estimated free cash flow multiple of 10.2x which implies a cash on cash return of approximately 10% before factoring in both highly visible earnings growth and the likelihood for some multiple expansion.

I will now turn it over to Andy Rubenstein to give you more insights into Accel’s leadership position in this growing sector and the key elements of our value creation plan. Andy?

Andy Rubenstein:

Excellent! Thank you, Karl. I’ll begin by providing you some context on this transaction. After several months of extensive discussions with the Pace team and considering the best path forward, we realized that a business combination with TPG Pace was the right next step for our company.

The transaction positions us as a publicly listed company, with one of the strongest balance sheets in the industry, which, together with our strong financial performance, will enable us to expedite our growth strategy. Regulators like the transparency of public companies and a listed stock currency will certainly help us consolidate faster.

But this is more than just about capital and becoming a publicly listed entity. I am truly excited about the opportunity to work with the TPG Pace team. I am confident in the value that the TPG Pace team can contribute to Accel and I look forward to seeing that value extend into our business model.

Now let me tell you why Accel is an attractive investment opportunity, what lies ahead for our business, and the opportunity I see as the largest shareholder. Accel is the largest video gaming terminal operator in the United States on an EBITDA basis. We operate over 8,000 live slot machines in more than 1,700 locations that include bars, restaurants, gaming cafes, c-stores, and truck stops. Upon the closing of the transaction, we will be the only pure-play publicly listed company focused on this opportunity.

At our core, we are a gaming-as-a-service provider. What does that mean? It means that our best-in-class operational model is about making the experience of a small business owner who wants to add gaming to their establishment: easy, simple, reliable, and profitable.

We like to think of it as a turnkey solution that helps our local business partners drive higher foot traffic and maximize their square footage. Through our full suite of products, which includes video gaming terminals and other amusements, we increase profitability to our location partners, add convenience for our customers, and generate significant tax revenues to state and local governments.

From a location partner profitability perspective, the higher foot traffic our model brings results in increased operating margins for our location partners and earning, on average, approximately $80,000 dollars of additional revenue per location per year. As for consumers, our products provide customers with a local entertainment option and the flexibility to engage in other non-gaming activities at the venue, further increasing its customer draw.

This industry is highly fragmented, with a limited number of large players and many small family-owned businesses. My team and I have grown Accel from scratch into the largest player with a 25% segment share, having professionalized a traditional mom and pop industry through the use of technology, data, and standardized business processes. We pride ourselves on the level of services we provide our location partners and our best-in-class compliance with regulation.

The gaming-as-a-service model is highly attractive. If you look at some of the statistics in the presentation, you will see a few of the key drivers for our business. We have very high ROIC, in the 20% range, compared to high single digits for gaming peers. And due to the long-dated contracts signed with local business owners, with an average remaining term of 7.5 years today, we have high visibility into future revenues. Currently, we also have approximately 400 locations in our pipeline ready to launch so we have above average confidence in our forward growth outlook.

This new location pipeline also means there is significant value embedded within our current portfolio of locations, as our unique gaming-as-a-service model provides better late cycle returns at low leverage ratios compared with our gaming peers.

As we look ahead, we see a gaming industry in the United States continuing to grow rapidly. This is proven time and again to be a stable and mature segment that has been bolstered by an increasing number of states approving additional forms of gaming as a means to increase tax revenues. This presents a meaningful opportunity for additional expansion and penetration of video gaming across the country.

In the near-term, we see an avenue for continued acceleration in our growth due to the recent regulatory changes allowing an additional gaming terminal per location and increasing the limits on bets and payouts in exchange for a reasonable increase in the tax rate.

Also in the near-term, we have an excellent opportunity to expand into other states that currently allow video gaming terminals. This expansion would come in two forms: first, through a strategic entrance into nascent markets and second, through participation in states with more mature video gaming markets where we don’t have a presence, including Nevada, Georgia, or Montana. We also see an increasing number of states expanding their existing gaming laws as a means to increase their tax base. For example, states currently considering regulations that allow for the adoption of video gaming terminals include Missouri, Mississippi, and Indiana. As an established and transparent operator in our home market, we believe Accel would be an attractive entrant into the new markets in these states.

I look forward to working with Karl as Accel takes this step toward becoming a public company and will hand it back to him to walk you through the transaction terms and financials. Thank you, Karl.

Karl Peterson:

Thanks, Andy. Kudos to you and your team for building such a great company that’s now poised to expand rapidly into other states.

So now let’s turn to the transaction particulars. Our agreement creates an initial market capitalization of approx. $888 million dollars, basically a net-debt-free transaction. This represents 8.6x estimated 2020 adjusted EBITDA in the middle of the range, which we think is an attractive entry price given the company’s best-in-class gaming-as-a-service offering and again one that is poised for significant growth both organically and inorganically. The aforementioned growth is expected to be generated from existing and new locations at attractive returns on capital in Illinois and Pennsylvania (where the company was recently granted a provisional license) and through continued accretive tuck-in acquisitions.

As we look forward to 2020, we have solid visibility on the Pace outlook for Accel of more than $100 million dollars of EBITDA next year, given the long-term nature of contracts and the backlog that Andy previously discussed. The Pace assumptions are more fully detailed in our presentation but underlying the financial outlook includes approximately 400 locations that will add a 6th VGT and an improved hold per day from the expansion of the bet limits that Andy talked about. This requires the rollout of new software which we assume can largely be in place early in 2020.

While the timing of the new machines and the software rollout to facilitate these bet limits may change, we think of this way to modeling as a good way to appropriately factor in the run rates of those changes. Importantly, we assume that the capex for these changes will be spent in the second half of 2019, split between Q3 and Q4. We will provide an update if there are any changes to the speed of deployment of terminals and the software rollout as we move towards close.

Accel is growing faster than most of the gaming companies with better return on invested capital and when you really think through the business model characteristics, it has recurring revenue traits similar to other B2B route-based service providers in the public markets. Additionally, as we talked about, we think that there is really visible growth in the earnings. We believe we will generate substantial free cash flow beyond what is required for both maintenance and growth capital expenditures. And we have an unlevered balance sheet, giving us ample firepower to pursue inorganic opportunities as well as to be in an opportunistic position to pursue accretive stock buybacks and/or dividends.

I want to emphasize that a critical aspect of this transaction is that Andy and his team will not only continue to lead this company once it becomes a public company, but he and the other founders are rolling the vast majority of their ownership stake and Andy personally will be the largest investor in this transaction. We think it’s important that all parties are sufficiently and properly aligned with a lot of visible growth and expected upside following Accel’s strong growth story.

I will be joining the company as a Chairman along with Andy and his brother Gordon. We have asked two independent directors, Hollie Haynes, Founder and Managing Partner of Luminate Capital Partners, and Kathleen Philips, the former CFO of Zillow, to join the board. Additionally, we expect to name a couple more independent directors prior to closing.

This transaction is well funded, supported by approximately $500 million dollars of equity, including the PIPE raise that we also announced. The PIPE capital, as typical, is coming from the management team of Pace, other partners of TPG, a couple institutional investors, as well as some other former management team members that TPG has had the opportunity to work with, notably here Mitch Garber and a number of his colleagues from Caesars Interactive.

We expect to file our initial S-4 proxy statement with the SEC as soon as possible, but our expected timing for that is probably sometime next month and the expected closing date will be later in the third quarter, sometime after the record date is set.

I would like to end today’s call by reiterating the TPG Pace team’s excitement for this transaction. This offers us an opportunity to help Andy and his team continue to build a best-in-class company. Given the increasingly favorable conditions for the expansion of the gaming industry, including in new states, we think this is an excellent time to pursue a transaction in this space. Accel’s gaming-as-a-service business model is one of a kind and combined with its current portfolio and other market conditions, we think there are several avenues to grow this company and create substantial value to shareholders.

More information about this transaction can be found in our public filings, as well as the presentation that we have filed on our website, and please don’t hesitate to contact us or any of our underwriters for further information. Thank you.

Use of Projections

This communication contains financial forecasts prepared by TPG Pace Holdings Corp. (“Pace”) with respect to certain financial metrics of Accel Entertainment, Inc. (“Accel”), including, but not limited to, revenues (gaming, other, and gross), gross profit, EBITDA, net income, net debt, net leverage, capital expenditures, M&A, organic revenue, EBITDA margin, unlevered P/E, levered P/E, FCF, and P/E. Neither Pace’s independent auditors, nor the independent registered public accounting firm of Accel, audited, reviewed, compiled, or performed any procedures with respect to the projections for the purpose of their inclusion in this communication, and accordingly, neither of them expressed an opinion or provided any other form of assurance with respect thereto for the purpose of this communication. The financial forecasts and projections in this communication were prepared by Pace and not by the management of Accel, and these financial forecasts and projections should not be relied upon as being necessarily indicative of future results. Neither Pace nor Accel undertakes any commitment to update or revise the projections, whether as a result of new information, future events, or otherwise.

In this communication, certain of the above-mentioned projected information has been repeated (in each case, with an indication that the information is an estimate and is subject to the qualifications presented herein), for purposes of providing comparisons with historical data. The assumptions and estimates underlying the prospective financial information are inherently uncertain and are subject to a wide variety of significant business, economic, and competitive risks and uncertainties that could cause actual results to differ materially from those contained in the prospective financial information. Accordingly, there can be no assurance that the prospective forecasts are indicative of the future performance of Pace or Accel or that actual results will not differ materially from those presented in the prospective financial information. Inclusion of the prospective financial information in this communication should not be regarded as a representation by any person that the results contained in the prospective financial information will be achieved.

Additional Information and Where to Find It

In connection with the proposed business combination, Pace intends to file with the Securities and Exchange Commission (“SEC”) a registration statement on Form S-4 (the “Registration Statement”), which will include a proxy statement/prospectus with respect to the securities to be issued in connection with the transactions contemplated by the proposed business combination. The definitive Registration Statement will contain important information about the transactions contemplated by the proposed business combination and related matters. INVESTORS AND SECURITY HOLDERS OF PACE AND ACCEL ARE URGED AND ADVISED TO READ THE REGISTRATION STATEMENT CAREFULLY WHEN IT BECOMES AVAILABLE. The Registration Statement and other relevant materials (when they become available) and any other documents filed by Pace with the SEC may be obtained free of charge at the SEC’s website, at www.sec.gov. In addition, shareholders will be able to obtain free copies of the Registration Statement by directing a request to: TPG Pace Holdings Corp., 301 Commerce Street, Suite 3300, Fort Worth, Texas 76102, email: pace@tpg.com.

Participants in the Solicitation

Pace, Accel and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from Pace’s shareholders in connection with the proposed business combination. Information about Pace’s directors and executive officers is set forth in Pace’s Annual Report on Form 10-K for the fiscal year ended December 31, 2018, which was filed with the SEC on February 13, 2019. These documents are available free of charge at the SEC’s web site at www.sec.gov, or by directing a request to: TPG Pace Holdings Corp., 301 Commerce Street, Suite 3300, Fort Worth, Texas 76102, email: pace@tpg.com. Information regarding the persons who may, under SEC rules, be deemed participants in the solicitation of proxies to Pace shareholders in connection with the proposed business combination will be set forth in the Registration Statement for the proposed business combination when available. Additional information regarding the interests of participants in the solicitation of proxies in connection with the proposed business combination will be included in the Registration Statement that Pace intends to file with the SEC.

Forward Looking Statements

This communication includes “forward looking statements” within the meaning of the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements may be identified by the use of words such as “forecast,” “intend,” “seek,” “target,” “anticipate,” “believe,” “expect,” “estimate,” “plan,” “outlook,” and “project” and other similar expressions that predict or indicate future events or trends or that are not statements of historical matters. Such forward looking statements include projected financial information. Such forward looking statements with respect to revenues, earnings, performance, strategies, prospects and other aspects of the businesses of Pace, Accel or the combined company after completion of any proposed business combination are based on current expectations that are subject to risks and uncertainties. A number of factors could cause actual results or outcomes to differ materially from those indicated by such forward looking statements. These factors include, but are not limited to: (1) the inability to complete the transactions contemplated by the proposed business combination; (2) the inability to recognize the anticipated benefits of the proposed business combination, which may be affected by, among other things, competition, and the ability of the combined business to grow and manage growth profitably; (3) the ability to meet the NYSE’s listing standards following the consummation of the transactions contemplated by the proposed business combination; (4) costs related to the proposed business combination; (5) changes in applicable laws or regulations; (6) the possibility that Accel or Pace may be adversely affected by other economic, business, and/or competitive factors; and (7) other risks and uncertainties indicated from time to time in the final prospectus of Pace, including those under “Risk Factors” therein, and other documents filed or to be filed with the SEC by Pace. You are cautioned not to place undue reliance upon any forward-looking statements, which speak only as of the date made. Pace and Accel undertake no commitment to update or revise the forward-looking statements, whether as a result of new information, future events or otherwise.

No Offer or Solicitation

This communication is for informational purposes only and is neither an offer to purchase, nor a solicitation of an offer to sell, subscribe for or buy any securities or the solicitation of any vote in any jurisdiction pursuant to the proposed transactions or otherwise, nor shall there be any sale, issuance or transfer or securities in any jurisdiction in contravention of applicable law. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended, and applicable regulations in the Cayman Islands.